ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

SEC MAIL RECEIVED PROCESSING
AUG 2 3 2005
WASH., D.C. 199 SECTION

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Investor Relati

Your contact: Jens Brajer

05010683

Our ref.: JB/Mtr

Date: 2005-08-12

File No. 82-34817

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

Type of document	Date of release
Press Release	2005-08-10
Press Release	2005-08-12
9 Month Report	2005-08-12

Best regards,

PROCESSED
AUG 2 5 2005
THOMSON FINANCIAL

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Investor Relations

i. A.

Mandy Treffer
Assistant Investor Relations

Board of Management:
Ulrich Krauss (CEO)
Bernd Hirsch
James L. Taylor
Chairman of the Supervisory Board:

Deutsche Bank AG Jena
Account: 62 453 69 (BLZ: 820 700 00)
SWIFT: DEUT DE 8E
IBAN: DE90820700000624536900
Commercial register:
Gera, HRB 5623
VAT-IdNo. DE 811 922 737

Commerzbank Jena
Account: 258072800 (BLZ: 820 40000)
SWIFT: COBADEFFXXX
IBAN: DE31820400000258072800
Phone: +49 (0) 36 41/ 220-0
Fax: +49 (0) 36 41/ 220-112
Internet: www.meditec.zeiss.com

SEC MAIL PROCESSING
RECEIVED
AUG 2 2 2005
WASH., D.C. 199 SECTION

CARL ZEISS MEDITEC

Carl Zeiss Meditec: 5,000th IOLMaster® sold

Further chapter in a technological success story – additional fields of application opened up

(Jena, 10 August 2005) Carl Zeiss Meditec AG has strengthened its lead as a supplier of systems for the diagnosis and treatment of cataracts and developed new applications for the revolutionary technology of the IOLMaster® in the treatment of vision defects (refractive surgery). A few days ago the 5,000th IOLMaster® came off the production line and was delivered to a customer in France. The equipment system enables contact less measurement of the eyes and the optimal calculation and selection of intraocular lenses (IOL). "The IOLMaster has revolutionised all eye measurement procedures hitherto and so far it is unrivalled on the market," explains Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG. "With the newest generation of IOLMaster devices, specialists can now also calculate the strength of the lenses needed to correct the refractive error of the eye, and thus the vision defect (phakic implants). This new application reflects the current developments in intraocular lenses," adds Krauss.

With the IOLMaster®, launched on the market in September 1999, Carl Zeiss Meditec AG has revolutionised the treatment of cataracts. Particularly important for specialists and patients are the reliability of the equipment system combined with high-precision, fast and painless measurements to determine the optimum intraocular lens. This increases work efficiency levels in the eye specialist's practice and ensures the patient an improved quality of life.

Cataracts cause the natural lens of the human eye to become clouded; the latter must be replaced by an artificial intraocular lens (IOL). The field of application of the IOLMaster® was extended by the introduction of software for the calculation of lens strength for the treatment of vision defects (following myopic refractive corneal surgery).

Press Release

CARL ZEISS MEDITEC

In Germany three out of every four eye surgeons already use the IOLMaster®, and the technology is also in great demand on an international scale.

Press Release

CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Co., Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Public Relations
Kerstin Nössig / Public Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 3 35
Fax: +49 (0) 36 41 - 2 20 - 2 82

E-mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

CARL ZEISS MEDITEC

Carl Zeiss Meditec continues profitable growth in third quarter

Sales increase by almost a third to € 222.2 million in nine months – EBIT at € 25.1 million (+33%) – Acquisitions supplement organic growth

Jena, 12 August 2005 – Carl Zeiss Meditec (ISIN DE0005313704) has continued its profitable growth in the third quarter (1.4.–30.6.2005) of the current financial year. The medical technology supplier, listed in the Prime Standard at Deutsche Börse, thus remains on target for success. Total sales in the first nine months of the current financial year (ending 30 September 2005) grew by a third to € 222.2 million (previous year: € 170.4 million). Organic growth was complemented by the external acquisitions of IOLTECH S.A. and Laser Diagnostic Technologies, Inc., effected in the course of the financial year. Without these acquisitions and without conversion effects of exchange rates, sales would have stood at € 198.6 million and thus about 17% higher than the previous year.

Primarily due to the high proportion of innovative products, Carl Zeiss Meditec was able to further increase its profitability in the first nine months. The gross margin (gross yield margin) grew by 2.4 percentage points to 48.3% (previous year: 45.9%). There was a significant growth in earnings before interest, taxes, depreciation and amortisation (EBITDA). The latter rose by 33% to € 30.3 million (previous year: € 22.8 million) and the EBITDA margin improved correspondingly to 13.6 percent (previous year: 13.4%). Earnings before interest and income taxes (EBIT) likewise showed a substantial increase: at € 25.1 million they were 33% higher than in the previous year (€ 18.9 million). Consolidated net income for the period rose by approx. 31% to € 12.2m (previous year: € 9.4m). Notwithstanding the increase in the number of shares in conjunction with the IOLTECH acquisition and cash capital increase of May 2005, earnings per share increased to € 0.41 (previous year: € 0.31). "Our results confirm that we have adopted the right course," said Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG. "Besides the expansion of our core business, we are also continually developing our strategy as a supplier of complete solutions in ophthalmic surgery.

Press Release

At € 13.9 million cash flow from operating activities did not reach of the previous year's figure of € 17.3 million. The main reasons for this temporary effect are preparations for the global launch of two products in autumn this year. Inventories were selectively increased for the purpose, which had the effect of decreasing the operating cash flow.

Innovative diagnostic systems for the four main eye disorders accounted for just under three quarters of Carl Zeiss Meditec's sales (approx. 69 percent). Overall, sales revenues in this sector amounted to € 153.4 million (previous year: € 123.9 million). The second most important sector (about 24% of sales) is the business with lasers and implants for the treatment of cataracts (intraocular lenses). Revenues in this segment stood at € 52.2 million (previous year: € 31.0 million). The above-average growth of about 68% is to a large extent attributable to the takeover of French ophthalmo-surgical specialist IOLTECH. Carl Zeiss Meditec generated € 16.6 million (previous year: € 15.5 million) by the provision of services. The service business thus contributed about 7% to overall sales.

America, with about 40% of total sales, remains the region with the largest sales volume. 29% of Carl Zeiss Meditec's sales revenues were generated in the Asia/Pacific region, the remaining 31% originated in Europe including Germany.

As of 30 June 2005 Carl Zeiss Meditec employed a worldwide workforce of 1,189 (previous year: 808). The increase was for the most part due to the takeover of IOLTECH S.A. on 1 February 2005.

For the current year Carl Zeiss Meditec is anticipating consolidated sales of over € 300 million. The profitability of the company is to be sustained and further improved in the future.

CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Co., Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

35 percent of the Carl Zeiss Meditec shares are in freefloat holdings. The remaining 65 percent are held by Carl Zeiss AG, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

9 Month Report

2004/2005

SEC MAIL PROCESSING
RECEIVED
AUG 2005
WASH. D.C.
SECTION



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CARL ZEISS MEDITEC

9 Months 2004/2005

The key results at a glance

- Continuation of profitable expansion path Acquisitions complement organic growth
- IOLTECH and LDT integration running to schedule
- New products ready for market launch, further expansion of market position for systems and devices planned

Overview of business development

€ '000	9 Month Report 2004/2005	9 Month Report 2003/2004	Change
Consolidated sales	222,159	170,411	+30.4%
Gross margin	48.3%	45.9%	+2.4% points
Earnings before interest, taxes, depreciation and amortization (EBITDA)	30,281	22,821	+32.7%
EBITDA margin	13.6%	13.4%	+0.2% points
Earnings before interest and taxes (EBIT)	25,086	18,868	+33.0%
EBIT margin	11.3%	11.1%	+0.2% points
Consolidated net income	12,249	9,360	+30.9%
Return on sales	5.5%	5.5%	±0
Earnings per share	€ 0.41	€ 0.33	+24.2%

€ '000	30.06.2005	30.09.2004	Change
Net cash and cash equivalents	46,338	77,100	-39.9%
Trade accounts receivable[1]	56,444	34,806	+62.2%
Inventories	62,804	34,126	+84.0%
Days of Sales Outstanding (DSO)	68.6 days	53.3 days	+28.7%
Net Working Capital	53,515	29,937	+78.8%
Liabilities	141,398	78,260	+80.7%
Net debt	95,060	1,160	
Equity ratio	56.7%	61.1%	-4.4% points

€ '000	9 Month Report 2004/2005	9 Month Report 2003/2004	Change
Cash flow from operating activities	13,915	17,314	-19.6%
Cash flow / sales	6.3%	10.2%	-3.9% points
Cash flow per share	€ 0.46	€ 0.61	-24.6%

1 *Thereof from third parties: € 46.869 million (30 June 2005) and € 26.243 million (30 September 2004)*

■ Bookmarks

Contents

This Report does not constitute an offer to sell or solicitation of an offer to purchase any securities of Carl Zeiss Meditec Aktiengesellschaft in the United States of America or in any other jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or olicitation. Readers of this Report are requested to inform themselves about how to observe any such restrictions.

Dear Shareholders,
Ladies and Gentlemen,

In the first nine months of the current financial year Carl Zeiss Meditec once again increased its revenues and earnings. Consolidated net income in the reporting period rose by nearly a third (30.4%) to € 222.2m (previous year: € 170.4m). Thanks to the large proportion of innovative products in the product mix, the gross margin increased to 48.3%. Growth in EBITDA (earnings before interest, income tax, depreciation and amortisation) and EBIT (earnings before interest and income tax) was slightly above the growth in sales. In the reporting period EBITDA increased by 32.7% from € 22.8m in the previous year to € 30.3m and EBIT increased by 33.0% to € 25.1m (€ 18.9m in previous year). There was also a considerable increase in consolidated net income: the latter rose by almost 31% to € 12.2m (previous year: € 9.4m). Internal growth was accelerated by the external company acquisitions of IOLTECH and LDT. Consolidated sales adjusted for these effects and the influence of exchange rates stood at € 198.6m, representing an increase of 16.6% over the previous year.

In particular, the acquisition of the French ophthalmic surgery specialist IOLTECH represents an important step for us. It has enabled us to tap a market volume which, at $US 2.4 billion, more or less doubles our overall field of operations to date. In addition, it allows us to participate in the growing number of cataract treatments. Unlike one-time payments for equipment and systems, under contracts concluded with physicians and hospitals for implants and other ophthalmosurgery consumables a fee is due for each treatment. Our current priority is to expedite and finalise the process of integration we recently embarked on. The first integration successes have shown that the takeover of IOLTECH was a correct move. We have already concluded the first so-called "bundling contracts" by which the delivery of devices and systems is linked to the long-term purchase of implants and consumables. Overall we aim to expand the market presence of IOLTECH products by developing distribution channels, initially in core European markets. In the medium term we will be developing and marketing innovations based on a combination of our experience in equipment and systems for diagnosis and post-treatment, as well as implants for the treatment of eye ailments. Our emphasis will be on greater effectiveness and efficiency in the diagnosis and treatment of eye disorders.

The success of our cash capital increase in May 2005 can be seen as an acknowledgement of the profitable growth of Carl Zeiss Meditec by the capital market. In just a few hours we placed a total of 2.8m shares with institutional investors in Europe. By doing so we seized the opportunity to further extend the financing limit of Carl Zeiss Meditec. In net terms, i.e. after subtracting issuing costs, the company generated a total



Management Board
of Carl Zeiss Meditec AG

From left to right:
Ulrich Krauss
Bernd Hirsch
James L. Taylor

of € 39.8m. This capital increase, in which our majority shareholder Carl Zeiss AG did not participate, at the same time increased the free float of Carl Zeiss Meditec shares to about 35%. This brought us a good step closer to achieving our goal of a TecDAX listing at the Deutsche Börse.

We will continue to make every effort to reach our ambitious growth targets in the future. We would be delighted if you could accompany us along the way – whether as a shareholder, business partner, employee or interested observer.

Jena, August 2005

Ulrich Krauss	**Bernd Hirsch**	**James L. Taylor**
President and CEO	*Member of the Management Bord*	*Member of the Management Bord*

Management report to the consolidated interim financial statements

Business performance

1. Executive summary

In the first nine months of the financial year 2004/2005 Carl Zeiss Meditec AG ("Carl Zeiss Meditec", "the Company" or "the Group") posted **revenues** of € 222.2m. Compared to the previous year (€ 170.4m) this constitutes an increase of 30.4%. Adjusted for external company acquisitions[2] and based on constant currency exchange rates, sales totalled € 198.6m, i.e. 16.6% up on the previous year.

In the reporting period **EBITDA** (earnings before interest, taxes, depreciation and amortisation) improved by 32.7% from € 22.8m in the previous year to € 30.3m. The **EBITDA margin** (EBITDA as a ratio of consolidated sales) thus stood at 13.6% (previous year: 13.4%).

In the reporting period the **EBIT margin** (interest before earnings and taxes as a ratio of consolidated sales) improved by 0.2% points to 11.3% compared to the previous year (11.1%). **EBIT** rose by 33.0% to € 25.1m (previous year: € 18.9m).

Consolidated net income rose by 30.9% to € 12.2m (previous year: € 9.4m). Despite the significant increase in the number of shares, **earnings per share** thus grew from € 0.33 to € 0.41.

Operative cash flow in the reporting period stood at approx. € 13.9m. It thus fell short of the corresponding previous year's figure of € 17.3m. This was mainly attributable to a temporary increase in inventories. Thus, a fast ramp-up of sales shall be ensured by providing adequate delivery capacities for the worldwide product launches as planned for autumn (e.g. VISUCAM™ PRO™ und VISANTEOCT™).

2. Structure of the financial statements

With regard to the structure of the consolidated financial statements, it should be noted that since last year the Company's reporting entity has been extended to include two new acquisitions and the adaptation of organisational structure in Japan[3]. With effect from 1 November 2004 the Japanese subsidiary of Carl Zeiss Meditec, Carl Zeiss Meditec Co., Ltd. took over the surgical business of Carl Zeiss Co., Ltd. In addition, the takeover of US company Laser Diagnostic Technologies, Inc. was formally completed on 2 December 2004. A majority holding (62.7%) in the French company IOLTECH S.A. was acquired with effect from 1 February 2005. This shareholding increased to 87.1% as of the balance sheet date 30 June 2005. IOLTECH and LDT were thus incorporated in the consolidated financial statements of Carl Zeiss Meditec from 1 February 2005 and 2 December 2004 respectively.

2 Acquisition of US company Laser Diagnostic Technologies, Inc. (LDT) and French ophthalmo-surgical specialist IOLTECH S.A. (IOLTECH)

3 This is a transaction under common control, as all companies are controlled by Carl Zeiss AG. (cf. Section "1. General information" in the Notes to the Consolidated Interim Financial Statements)

3. Sales trends

In the first nine months of the financial year 2004/2005, Carl Zeiss Meditec increased its consolidated sales to € 222.2m. Compared to the previous year (€ 170.4m) this constitutes an increase of 30.4%. Without the acquisition of IOLTECH and LDT and assuming a constant exchange rate, the Company would have achieved a 16.6% increase in sales to € 198.6m.

The following diagram shows the share of total Carl Zeiss Meditec consolidated sales attributable to the three business segments "Laser and IOL"[4] "Diagnosis" and "Service".

Share contributed to total sales by the segments "Laser and IOL", "Diagnosis" and "Service"


7.5%
23.5%
69.0%
Service
Laser and IOL
Diagnosis

Figure 1:
Share contributed to total consolidated sales by the business segments "Laser and IOL", "Diagnosis" and "Service" in the first nine months of 2004/2005

Compared to the previous year, consolidated sales in the Diagnosis segment showed a 23.8% increase from € 123.9m to € 153.4m. In addition to the STRATUSoct™, Humphrey® Field Analyzer (HFA) and IOLMaster®, the VISUCAM™ *lite* digital fundus camera for examination of the fundus of the eye was one of the sales generators in this sector.

Following the previous year's sales of € 31.0m, the figure for the Laser and IOL segment in the reporting period was € 52.1m. This represents an increase of 68.2%. Laser business with systems for the treatment of retinal disorders, post-treatment of cataracts and treatment of age-related macular degeneration (AMD) continued to grow. It outpaced the growth in sales of refractive lasers for the correction of vision defects. In the reporting period revenue in this segment lagged behind the dynamic development of the previous year.

Compared to the first nine months of 2003/2004 consolidated sales for services increased by 7.4% to € 16.6m (previous year: € 15.5m).

4 *Sales of IOLTECH products for the surgical treatment of eye ailments were combined with Carl Zeiss Meditec laser sales.*

The following table shows a breakdown of consolidated sales for the first nine months of the current financial year by business segment:

Figure 2: Consolidated sales by business segment for the first nine months of the financial years 2004/2005 and 2003/2004

(in € '000)


Sales by business segment
9 Month Report 2004/2005
9 Month Report 2003/2004
153,405
16,614
52,140
123,941
15,468
31,002
Consolidated sales: 222,159
Consolidated sales: 170,411
Diagnosis +23.8%
Service +7.4%
Laser and IOL +68.2%

On the basis of constant exchange rates, however, compared to the previous year sales in the business segments would have developed as follows.

Figure 3: Consolidated sales by business segment on the basis of constant exchange rates for the 9 Month Reports of 2004/2005 and 2003/2004

(in € '000)


Sales by business segment on the basis of constant exchange rates
9 Month Report 2004/2005
9 Month Report 2003/2004
159,446
17,260
52,527
123,941
15,468
31,002
Consolidated sales: 229,233
Consolidated sales: 170,441
Diagnosis +28.6%
Service +11.6%
Laser and IOL +69.4%

Carl Zeiss Meditec achieved a distinct increase in consolidated sales in all regions. The strongest increase was achieved in the European region (excluding Germany): Here revenues increased by 65.4% from € 32.5m in the first nine months of the previous year to € 53.7m in the current reporting period. Besides the improved demand for devices and systems, the expansion of Carl Zeiss Meditec business operations to include ophthalmic surgery as a result of the acquisition of IOLTECH also contributed to this encouraging trend. The portion of total Carl Zeiss Meditec sales attributable to this region in the first nine months of 2004/2005 was 24.2% (previous year: 19.0%).

There was also dynamic growth in Carl Zeiss Meditec sales in the Asia/Pacific Region. Compared to the previous year (€ 45.2m), consolidated sales rose by 44.1% to € 65.1m. This favourable trend stems, among other things, from the encouraging growth of sales in ophthalmic laser systems on the Japanese market (first and foremost VISULAS™ 690s for the treatment of age-related macular degeneration), adjustment of the organisational structure in Japan and positive trends in other markets in this region. The portion of total Carl Zeiss Meditec sales attributable to the Asian/Pacific Region in the first nine months of 2004/2005 was 29.3% (previous year: 26.5%).

The region with the greatest volume of sales was the Americas. Here Carl Zeiss Meditec generated 40.2% of its total sales. Total consolidated sales in this region amounted to € 89.3m, corresponding to an increase of 10.5% over the previous year. Had exchange rates remained constant, consolidated sales in this region would have amounted to € 94.1m, an increase of 16.4% over the previous year.

Consolidated sales generated by Carl Zeiss Meditec in Germany showed an 18.2% increase to € 14.2m compared to € 12.0m in the previous year. In the first nine months of 2004/2005 Germany thus accounted for 6.4% of Carl Zeiss Meditec consolidated sales (previous year: 7.0%).

The following diagram gives a breakdown of consolidated sales by region:

Figure 4: Consolidated sales by region for the 9 Month Reports of 2004/2005 and 2003/2004

(in € '000)

Consolidated sales by region


9 Month Report 2004/2005
9 Month Report 2003/2004
65,073
89,276
53,673
14,137
45,165
80,827
32,458
11,961
Consolidated sales: 222,159
Consolidated sales: 170,411
Asia/Pacific (including Africa) +44.1%
Americas +10.5%
Europe (excl. Germany) +65.4%
Germany +18.2%

Consolidated sales by region on the basis of constant exchange rates would have been as follows.

Figure 5: Consolidated sales by region on the basis of constant exchange rates for the 9 Month Reports of 2004/2005 and 2003/2004

(in € '000)

Consolidated sales by region on the basis of constant exchange rates


9 Month Report 2004/2005
9 Month Report 2003/2004
67,275
94,095
53,685
14,178
45,165
80,827
32,458
11,961
Consolidated sales: 229,233
Consolidated sales: 170,411
Asia/Pacific (including Africa) +49.0%
Americas +16.4%
Europe (excl. Germany) +65.4%
Germany +18.5%

4. Net worth

a) Statement of net worth

The following diagram summarises the development of major items of the consolidated financial statements.

Structure of consolidated balance sheet


30.06.2005
30.09.2004
32,732
149,066
76,630
97,177
81,945
59,453
201,528
12,679
49,748
106,742
42,817
16,126
49,453
28,807
131,599
5,574
Cons. balance sheet total: 355,605
Cons. balance sheet total: 215,433
Assets
Cash and cash equivalents
Current assets (excl. cash and cash equivalents)
Long-term assets (excl. goodwill)
Goodwill
Liabilities
Current liabilities
Long-term liabilities
Shareholders' equity
Minority interests

Figure 6:
Structure of consolidated balance sheet as of 30 June 2005 and 30 September 2004

(in € '000)

The external acquisitions effected by Carl Zeiss Meditec in the financial year 2004/2005, in particular the takeover of French ophthalmosurgical specialist IOLTECH, have resulted in major changes in the balance sheet structure of Carl Zeiss Meditec compared to the previous year. The main changes to selected balance sheet assets and liabilities are shown below.

Assets

Cash and cash equivalents held by Carl Zeiss Meditec as of the balance sheet date 30 June 2005 amounted to € 32.7m (30 September 2004: € 49.7m). The following points must be taken into consideration in the development of this balance sheet item: The acquisition of a 87.1% holding in French ophthalmosurgical specialist IOLTECH was funded from the cash and cash equivalents of Carl Zeiss Meditec, the issue of new Carl Zeiss Meditec shares by way of a capital increase against contributions in kind and by raising a short-term loan from the group treasury of Carl Zeiss AG. As of the past balance sheet date 31 March 2005 the respective balance of the treasury loan stood at € 46.7m. This loan was fully repaid in the third quarter of the current financial year through the net inflow due to the cash capital increase by Carl Zeiss Meditec on 10 May 2005 and cash inflow from operating activities. The company has reserved part of the liquid assets shown in the balance sheet as of 30 June 2005 for the acquisition of the remaining 12.9% of IOLTECH shares. The acquisition of the US company LDT was financed by a long-term loan, likewise from the group treasury of Carl Zeiss AG. This is shown as a liability under "Long-term debt due to related parties".

As of 30 June 2005 trade accounts receivable had increased to € 46.9m (30 September 2004: € 26.2m). This was mainly attributable to the disclosure of receivables from the two acquisitions IOLTECH and LDT. In particular, for structural reasons a greater volume of receivables is attendant to the IOLTECH business with implants and consumables than to the equipment business of Carl Zeiss Meditec. As of 30 June 2005 accounts receivable from related parties decreased to € 23.2m (30 September 2004: € 35.9m). One of the reasons for this is that Carl Zeiss Meditec partially withdrew its assets from the Carl Zeiss AG group treasury[5] for the acquisitions.

As of 30 June 2005 there was a substantial increase in inventories to € 62.8m (30 September 2004: € 34.1m). Besides the effects of the acquisitions, the increase in this balance sheet item stems from the rise in inventories of new products in preparation for their global market launch, in order to ensure short delivery times in the initial period.

The acquisition of the two companies IOLTECH and LDT yielded goodwill totalling € 64.7m and € 14.8m respectively. The respective item in the consolidated balance sheet increased to € 97.2m (30 September 2004: € 16.1m). In both cases, in conjunction with the subdivision of the purchase price in conformance with US GAAP, the so-called Purchase Price Allocation, intangible assets were also capitalised (cf. section "Expansion of the reporting entity" in the Notes to the Consolidated Interim Financial Statements).

5 The Company invests cash and cash equivalents not required for operating activities with the group treasury of Carl Zeiss AG at the usual market rate. These are entered in the balance sheet as "Accounts receivable from related parties". This consolidated balance sheet item also contains trade accounts receivable from Carl Zeiss AG sales companies which distribute the Company's products in countries where Carl Zeiss Meditec AG is not represented by its own group companies.

Liabilities

The increase in accounts payable to related parties is mainly attributable to the short-term loan taken out by Japanese subsidiary Carl Zeiss Meditec Co., Ltd. The attractive interest level in Japan prompted the Company to raise this loan from Carl Zeiss, Co., Ltd.

Provisions were higher due to the significant increase in the volume of business.

The "Long-term debt due to related parties" item in the consolidated balance sheet stems from the acquisition of the American company Laser Diagnostic Technologies, Inc. For the financing of this acquisition a loan of € 19.5m (as of the acquisition date) was secured from the Carl Zeiss AG group treasury.

There was a significant increase in deferred tax liabilities resulting from the capitalisation of intangible assets in the course of Purchase Price Allocation for the two acquired companies IOLTECH and LDT.

There was an increase in "minority interests", primarily due to the as yet incomplete takeover of IOLTECH S.A. and the extension of the business of the Japanese subsidiary Carl Zeiss Meditec Co., Ltd.

The share capital of Carl Zeiss Meditec thus increased from € 28.4m (30 September 2004) to € 32.5m as of 30 June 2005. This was attributable to the € 1.3m increase in non-cash capital in the course of acquisition of a majority holding in IOLTECH S.A. and a further € 2.8m cash capital increase on 10 May 2005. The amount of € 37.0m in excess of the nominal value of the new shares accompanying the cash capital increase was transferred to capital reserves, which then stood at € 141.7m (cf. section "Capital increase" in the Notes to the Consolidated Balance Sheet).

As of 30 June 2005 treasury stock held by the Company had declined by € 174,000. In accordance with the authorisation of the Management Board of Carl Zeiss Meditec AG by the shareholders' meeting on 19 March 2004, at the beginning of the year the Company issued employee shares to its German and US employees.

b) Key data on net worth

The following table shows the development of important key data on net worth.

Table 1: Key data on net worth as of 30 June 2005 and 30 September 2004

Key ratios	Definition	30.06.2005	30.09.2004
Equity ratio	Shareholders' equity Balance sheet total	56.7%	61.1%
Net debt	Liabilities less cash and cash equivalents less accounts receivable from the group treasury of Carl Zeiss AG	€ 95,060,000	€ 1,160,000
Net financial debt	Interest-bearing liabilities less cash and cash equivalents less accounts receivable from the group treasury of Carl Zeiss AG	€ 6,445,000	€ (48,827,000)[6]
Rate of inventory turnover	Cost of goods sold Average on inventories	3.2	3.5
Days of Sales Outstanding (DSO)	Trade accounts receivable Consolidated sales	68.6 days	53.3 days

5. Financial position

a) Statement of financial position

Figure 7: Summary of key ratios in the consolidated cash flow statement

(in € '000)


Summary of key ratios in the consolidated cash flow statement
17,314
13,915
(5,895)
(106,492)
(8,245)
75,259
2,246
(17,016)
9 Month Report 2004/2005
9 Month Report 2003/2004
Change in cash and cash equivalents
Cash flow from financing activities
Cash flow from investing activities
Cash flow from operating activities

6 *Negative sign means credit*

Cash flow from operating activities in the first nine months of the current financial year amounted to € 13.9m. It was thus 19.6% below the previous year's figure (€ 17.3m). Operating cash flow was built up mainly for the purpose of guaranteeing a fast ramp-up of sales by providing adequate delivery capacities for the worldwide product launches planned for autumn (e.g. VISUCAM™ PRO™ und VISANTEOCT™). This effect is, however, only limited in time. Changes in receivables, inventories and exchange rate fluctuations related to acquisitions should be eliminated when calculating cash flow.

In particular, the acquisition of IOLTECH and LDT in the reporting period resulted in a substantial increase in investment: Expenditure for this purpose as of the balance sheet date 30 June 2005 totalled € 97.8m. Transferred cash and cash equivalents are not included in this amount. Investments of € 1.9m in property, plant and equipment were at the same level as in the previous year. Overall, cash flow from investing activities in the first nine months of 2004/2005 stood at € -106.5m compared to € -5.9m in the previous year.

Cash flow from financing activities in the reporting period amounted to € 75.3m (previous year: € -8.2m). Besides the long-term loan to finance the LDT acquisition, the most significant item in this respect is the net proceeds of € 39.8m from the Company's capital increase on 10 May 2005.

b) Key ratios relating to financial position

Key ratios	Definition	30.06.2005	30.09.2004	Change
Cash and cash equivalents	Cash at bank and in hand	32,732	49,748	-34.2%
Net cash and cash equivalents ("Net Cash")	Cash at bank and in hand + accounts receivable from the group treasury of Carl Zeiss AG less accounts payable to the group treasury of Carl Zeiss AG	46,338	77,100	-39.9%
Net Working Capital	Current assets less cash and cash equivalents less accounts receivable from the group treasury of Carl Zeiss AG + accounts payable to the group treasury of Carl Zeiss AG less current liabilities	53,515	29,937	+78.8%
Working Capital	Current assets less current liabilities	99,853	107,037	-6.7%

Table 2:
Key ratios of financial position as of 30 June 2005 and 30 September 2004

(in € '000)

Table 3: Key ratios of financial position in the 9 Month Reports 2004/2005 and 2003/2004

Key ratios	Definition	9 Month Report 2004/2005	9 Month Report 2003/2004	Change
Cash flow per share	Cash flow from operating activities / Weighted average of shares outstanding	€ 0.46	€ 0.61	-24.6%
Capex ratio	Cash flow from investments in fixed assets / Consolidated sales	1.3%	1.1%	+0.2% points

6. Earnings position

a) Statement of earnings

Table 4: Summary of key ratios in the consolidated income statement for the 9 Month Reports 2004/2005 and 2003/2004

(in € '000)

Key ratios	9 Month Report 2004/2005	9 Month Report 2003/2004	Change
Revenue	222,159	170,411	+30.4%
Gross margin	48.3%	45.9%	+2.4% points
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	30,281	22,821	+32.7%
EBITDA margin	13.6%	13.4%	+0.2% points
Earnings before interest and taxes (EBIT)	25,086	18,868	+33.0%
EBIT margin	11.3%	11.1%	+0.2% points
Consolidated net income	12,249	9,360	+30.9%
Earnings per share (in €)	0.41	0.33	+24.2%

In the first nine months of 2004/2005 Carl Zeiss Meditec once again improved its gross margin. The latter increased by 2.4 percentage points from 45.9% last year to 48.3%. One of the main reasons for this was the high proportion of innovative products in the total volume of sales. Furthermore, IOLTECH products made a positive contribution to this development. The absolute rise in functional costs, for the most part attributable to the broadening of the company's operations through increases in sales and company acquisitions, was thus more than compensated for.

Marketing and selling expenses stood at € 48.2m following € 33.9m in the previous year. In addition to a significant increase in sales of diagnostic and treatment systems, this is mainly due to the expansion of direct marketing within the scope of the IOLTECH acquisition and the reorganisation and expansion of marketing activities in USA as a result of the LDT takeover. To this must be added expenses for the marketing of surgical systems in Japan, which were not included in the previous year. As a proportion of consolidated sales, Carl Zeiss Meditec spent 21.7% on marketing and sales (previous year: 19.9%).

General and administrative costs stood at € 12.0m, representing an increase of € 4.0m over the previous year. The administrative cost ratio was thus 5.4%, compared to 4.7% in the previous year. In particular, the expenses incurred for consultation on the Company's acquisitions and integration costs resulted in increased expenses in this sector.

In the first nine months of the financial year 2004/2005 there was a 21.7% increase in expenditure on research and development to € 22.3m (previous year: € 18.3m). The research and development ratio represents a 10.0% share of consolidated sales (previous year: 10.7%).

Earnings before interest, taxes, depreciation and amortisation (EBITDA) were adjusted for, inter alia, the depreciation of intangible fixed assets which was capitalised in the course of Purchase Price Allocation (PPA) in connection with the IOLTECH and LDT acquisitions. Compared to the previous year (€ 22.8m), EBITDA increased by 32.7% to € 30.3m. The EBITDA margin stood at 13.6% (previous year: 13.4%). There was also a considerable improvement in earnings before interest and tax (EBIT), in which the above-mentioned depreciation and amortisation are considered. In the first nine months of 2004/2005 they amounted to € 25.1m, following € 18.9m in the previous year. The EBIT margin increased by 0.2 percentage points to 11.3% (previous year: 11.1%).

There was an increase in "Minority interests" compared to the previous year. These are partly held by the remaining shareholders of IOLTECH, in which Carl Zeiss Meditec currently has an 87.1% holding. A further explanation for this increase in minority interests is the alignment of the sales organisation in Japan following the takeover of the surgical business segment in this market.

The taxation ratio shown in the income statement for the reporting period was 37.9% (previous year: 39.4%).

In the first nine months of the current financial year Carl Zeiss Meditec generated consolidated net income of € 12.2m, representing a 30.9% increase over the previous year's figure (€ 9.4m). Despite the increased volume of shares subsequent to the capital increases, the Company has succeeded in substantially boosting earnings per share. The latter rose by approx. 25% from € 0.33 in the previous year to € 0.41.

b) Key ratios relating to earnings position

The acquisitions of IOLTECH S.A. and Laser Diagnostic Technologies, Inc. had a marked influence on the development of key ratios relating to the earnings position. The full amount of the respective balance sheet items were included in the calculation of the latter, whereas initially the earnings were only partially taken into account (according to the effective date of initial consolidation).

Figure 8: Key ratios of financial position in the 9 Month Reports 2004/2005 and 2003/2004


Key ratios of financial position
5.5%
5.5%
9.7%
8.1%
6.0%
4.6%
25.8%
20.7%
9 Month Report 2004/2005
9 Month Report 2003/2004
Return on capital employed
(ROCE, EBIT/average on capital employed)
Return on assets (RoA, cons. net income/total assets)
Return on equity (Cons. net income/equity capital)
Return on sales (Cons. net income/cons. revenue)

7. Research and development

In the first nine months of the financial year 2004/2005 expenditure on research and development amounted to € 22.3m (previous year: € 18.3m). This figure includes subsidies of € 0.5m (previous year: € 0.8m).

The following graphic contains examples of the research and development activities of Carl Zeiss Meditec during the reporting period.

Focus	Activities
Continued development of existing product portfolio	IOLMaster®: New software interface and significantly improved user friendliness of system, preparation of a Japanese software version, modernisation of hardware, preparation of the admission of IOLTECH intraocular lenses to the system database.
	GDx VCC: Optimised treatment parameters
Development of new products	VISANTEoct™: New system on the basis of optical coherence tomography (OCT) for the examination of the anterior eye segment
	VISUCAM™ PRO^NM: Innovative fundus camera which enables exact examination of the fundus of the eye without the use of mydriatric pharmaceuticals (for widening the pupils)
	Software solutions for integrating devices and systems into existing networks
Basic research	Ongoing tests and evaluation of new technologies for use in ophthalmology
	Cooperation with external research partners

Table 5:
Examples of research and development activities of Carl Zeiss Meditec in the first nine months of the financial year 2004/2005

8. Events of particular significance

On 10 May 2005 Carl Zeiss Meditec effected a capital increase against cash contributions, taking advantage of Authorised Capital I. Since the share capital was not increased by more than 10%, shareholder subscription rights were excluded pursuant to Article 186 (3) sentence 4 AktG. In the course of this capital increase, by which the order book was closed early due to robust demand, the Company's share capital was increased by € 2.8m from € 29.7m to € 32.5m. In conformance with the requirements of the AktG, the issue price of € 14.30 for the new shares closely approximated the markt price. It was 4.7% below the turnover-weighted average of the XETRA prices of the last ten days of trading prior to the capital increase. The shares were placed with institutional investors through accelerated bookbuilding. The net proceeds to the Company from this transaction amounted to € 39.8m. With this step subsequent to the acquisition of IOLTECH S.A. and Laser Diagnostic Technologies, Inc. Carl Zeiss Meditec was able to further extend its financing limit.

In order to increase the free float, as principal shareholder of the Company Carl Zeiss AG had accepted a dilution of its shareholding in Carl Zeiss Meditec AG and did not subscribe to any shares within the scope of this transaction. The total free float of Carl Zeiss Meditec has thus increased to approx. 35%.

The capital increase was recorded in the commercial register at Gera Local Court on 20 May 2005.

9. Orders on hand

As of 30 June 2005 the Group's orders on hand totalled € 19.0m (previous year: € 14.7m). Fig. 9 shows the distribution of orders on hand among the individual group companies as of the balance sheet date.

Figure 9: Orders on hand by group company (30 June 2005)


Orders on hand by group company
14.3%
<1%
43.9%
41.8%
Carl Zeiss Meditec Systems GmbH, Pirmasens, Germany
Carl Zeiss Meditec AG, Jena, Germany
Carl Zeiss Meditec, Inc., Dublin, USA
Carl Zeiss Meditec Co., Ltd., Tokyo, Japan

10. Personnel

As of 30 June 2005 the Carl Zeiss Meditec Group employed a global workforce of 1,189 (previous year: 808). In addition there were 15 trainees. Partially retired employees in Germany were not included in this figure.

The increase in the workforce was for the most part a result of the takeover of IOLTECH S.A. as of 1 February 2005.

11. Outlook

The course of business in the first nine months of the financial year 2004/2005 provides further confirmation that Carl Zeiss Meditec is well set on its profitable expansion path. At the same time it has been able to accelerate organic growth by means of strategic external company acquisitions.

Besides the expansion of existing business, a priority task is to conclude the integration of the two acquisitions IOLTECH S.A. and Laser Diagnostic Technologies, Inc. as fast as possible. Now that important milestones in the integration process have been achieved, the next step will be to further expand the market presence of IOLTECH products by developing the distribution channels in the European core markets. In the short-term this will also mean building on the first successes in the "bundling" of devices and systems with implants and consumables. In the medium-term new applications and treatment alternatives should also be possible through the combined exploitation of the two companies' know-how and competence.

For the current year Carl Zeiss Meditec is anticipating consolidated sales of over € 300m. The profitability of the Company is to be sustained and further improved in the future.

Directors' Holdings and Directors' Dealings

Directors' Holdings – Details on shareholdings of members of the Management or Supervisory Board of Carl Zeiss Meditec AG

		No. of Carl Zeiss Meditec shares (30.06.2005)
Management Board		
Ulrich Krauss	Shares	500
Bernd Hirsch	Shares	500
James L. Taylor	Shares	0
Supervisory Board		
Dr Michael Kaschke	Shares	1,250
Alexander von Witzleben	Shares	1,094
Dr Markus Guthoff	Shares	2,100
Dr Manfred Fritsch	Shares	450
Franz-Jörg Stündel	Shares	488
Wilhelm Burmeister	Shares	100
Company		
Carl Zeiss Meditec AG	Shares	400

Directors' Dealings – Securities transactions subject to reporting requirements made by members of the Management or Supervisory Board of Carl Zeiss Meditec AG in the first nine months of 2004/2005

In the first nine months of the financial year 2004/2005 no securities transactions subject to reporting requirements pursuant to Art. 15a of the German Securities Trading Act (WpHG) were made by members of either the Management or Supervisory Board or their relatives.

The appropriate details of these securities transactions were immediately made publicly accessible following their notification on the Company's Website at www.meditec.zeiss.com/ir and submitted to the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin, Federal Supervisory Office for Financial Services).

Shareholder structure

Shareholder structure (as of 30 June 2005)

Shareholder structure of Carl Zeiss Meditec AG


65%
<0.1%
<0.1%
35%

- ■ Carl Zeiss Group
- □ Carl Zeiss Meditec AG
- □ Management and Supervisory Board of Carl Zeiss Meditec AG
- □ Free float
- □ Share capital (€ 32,523,844, divided into 32,523,844 no-par-value shares)

Consolidated statement of income (US GAAP)

€ '000	3rd quarter 2004/2005	3rd quarter 2003/2004	9 Month Report 2004/2005	9 Month Report 2003/2004
	01.04.2005 - 30.06.2005	01.04.2004 - 30.06.2004	01.10.2004 - 30.06.2005	01.10.2003 - 30.06.2004
Sales	79,064	54,497	222,159	170,411
Costs of goods sold	(39,108)	(29,371)	(114,940)	(92,210)
Gross profit	39,956	25,126	107,219	78,201
Selling and marketing expenses	(19,025)	(11,108)	(48,182)	(33,855)
General and administrative expenses	(4,816)	(2,446)	(12,000)	(8,021)
Research and development expenses	(7,847)	(6,294)	(22,816)	(19,064)
minus government grants received	97 (7,750)	155 (6,139)	524 (22,292)	752 (18,312)
Other operating income / (expense), net	43	44	190	211
Foreign currency gains / (losses)	51	258	151	644
Income before depreciation, interest result and income taxes	10,414	7,098	30,281	22,821
Income before interest result and income taxes	8,459	5,735	25,086	18,868
Interest income / (expense), net	(560)	(302)	(1,429)	(937)
Income before income taxes	7,899	5,433	23,657	17,931
Income tax expense	(3,273)	(2,246)	(8,956)	(7,060)
Minority interests	(122)	(284)	(2,452)	(1,511)
Net income	4,504	2,903	12,249	9,360
Earnings per share (€)	0,14	0,10	0,41	0,33
Average number of shares outstanding				
Basic	32,523,444	28,402,377	30,108,236	28,402,377

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

Consolidated balance sheet (US GAAP)

€ '000	30.06.2005	30.09.2004
Assets		
Current assets:		
Cash	32,732	49,748
Trade accounts receivable, net of allowances of € 14.405m (prev. year: € 12.032m)	46,869	26,243
Accounts receivable from related parties	23,181	35,915
Inventories	62,804	34,126
Prepaid expenses	2,196	1,831
Deferred income taxes	10,483	7,419
Other assets	3,533	1,208
Total current assets	181,798	156,490
Property, plant and equipment, net	31,075	24,070
Goodwill	97,177	16,126
Other intangible assets, net	27,833	5,383
Other long-term accounts receivable, net of allowances of € 3,000 (prev. year: € 12,000)	102	393
Investments	362	-
Loans	2,160	2,871
Deferred income taxes	15,023	10,068
Other long-term assets	75	32
Total assets	355,605	215,433

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

€ '000	30.06.2005	30.09.2004
Liabilities and shareholders' equity		
Current liabilities:		
Current portion of long-term debt	208	198
Current portion of capital lease obligations	1,140	656
Trade accounts payable	15,953	10,592
Accounts payable to related parties	16,198	5,072
Income taxes payable	6,486	2,779
Deferred income	5,893	4,670
Deferred income taxes	684	108
Accrued expenses	30,098	23,431
Other current liabilities	5,285	1,947
Total current liabilities	81,945	49,453
Long-term debt, net of current portion	4,486	4,644
Long-term debt due to related parties	21,575	-
Capital lease obligations, less current portion	25,374	22,775
Long-term deferred income	736	682
Deferred income taxes	7,114	563
Other liabilities	168	143
Total liabilities	141,398	78,260
Minority interests	12,679	5,574
Shareholders' equity:		
32,523,844 ordinary shares with an imputed nominal value of € 1.00	32,524	28,417
Additional paid-in capital	141,735	89,433
Retained earnings	36,248	24,642
Accumulated other comprehensive loss	(8,975)	(10,715)
Treasury stock	(4)	(178)
Total shareholders' equity	201,528	131,599
Total liabilities and shareholders' equity	355,605	215,433

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

Consolidated cash flow statement (US GAAP)

€ '000	9 Month Report 2004/2005	9 Month Report 2003/2004
	01.10.2004 - 30.06.2005	01.10.2003 - 30.06.2004
Cash flow from operating activities:		
Net income	12,249	9,360
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:		
Minority interest	2,452	1,511
Depreciation and amortisation	5,195	3,953
Loss on disposal of fixed assets	111	31
Deferred taxes	(447)	581
Change in working capital:		
Trade accounts receivable	(220)	6,986
Inventories	(12,203)	1,592
Prepaid expenses and other current assets	(209)	182
Trade accounts payable	3,052	(3,034)
Accrued tax expenses	2,731	(3,562)
Other accrued expenses and liabilities	1,423	(405)
Deferred income	(219)	119
Total adjustments	1,666	7,954
Net cash provided by operating activities	13,915	17,314
Cash flow from investing activities:		
Change of restricted cash	-	818
Purchase of fixed assets	(1,934)	(1,891)
Purchase of intangible assets	(988)	(410)
Proceeds from sale of fixed assets	30	5
Sale of investments	320	-
Repayments / (increase) of loans	750	(147)
Proceeds from the disposal of discontinued operations	-	1,500
Acquisition of the surgical business in Japan	(6,841)	-
Acquisition of companies, net of cash aquired (2004/2005: LTD: € 20,932,000, IOLTECH: € 76,897,000 2003/2004: Carl Zeiss Meditec Systems GmbH: € 5,770,000)	(97,829)	(5,770)
Net cash used in investing activities	(106,492)	(5,895)
Cash flow from financing activities:		
Repayments of short-term debt	-	(1,735)
Repayments of long-term debt	(148)	(367)
Inpayments from taking up short-term loans from related parties	7,534	696
Inpayments from taking up long-term loans from related parties	20,184	-
Increase / (decrease) in accounts receivable due to Treasury	-	87
Increase in liabilities from Treasury	13,855	(6,657)
Repayment of convertible bonds	(6,260)	-
Change under capital lease contracts	(78)	(269)
Revenue from capital increase, net	39,842	-
Issuance of treasury stock	174	-
Net cash provided by / (used in) financing activities	75,259	(8,245)
Effect of exchange rate changes on liquid assets	302	(928)
Net increase / (decrease) in cash	(17,016)	2,246
Cash, beginning of the reporting period	49,748	45,015
Cash, end of the reporting period	32,732	47,261
Supplemental disclosures concerning the cash flow:		
Interest paid	2,056	1,644
Income taxes paid	6,089	9,934

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

Consolidated statement of changes in shareholders' equity (US GAAP)

€ '000

	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total shareholders equity
As per 30.09.2003	28,417	89,433	12,032	(8,374)	(108)	121,400
Net income	-	-	12,610	-	-	12,610
Other comprehensive loss (due to adjustments of accruals for pensions after taxes)	-	-	-	(270)	-	(270)
Other comprehensive loss (due to currency conversions)	-	-	-	(2,071)	-	(2,071)
Accumulated comprehensive income	-	-	-	-	-	10,269
Purchase of treasury stock	-	-	-	-	(70)	(70)
As per 30.09.2004	28,417	89,433	24,642	(10,715)	(178)	131,599
Net income	-	-	12,249	-	-	12,249
Other comprehensive loss (due to adjustments of accruals for pensions after taxes)	-	-	-	100	-	100
Other comprehensive loss (due to currency conversions)	-	-	-	1,640	-	1,640
Accumulated comprehensive income	-	-	-	-	-	13,989
Purchase of surgical business in Japan (Transaction under common control)	-	-	(643)	-	-	(643)
Issuance of treasury stock	-	-	-	-	174	174
Capital increase against contribution in kind	1,265	15,302	-	-	-	16,567
Cash capital increase	2,842	37,000	-	-	-	39,842
As per 30.06.2005	32,524	141,735	36,248	(8,975)	(4)	201,528

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

Notes to the consolidated interim financial statements

1. General remarks

Accounting and valuation methods

The unaudited consolidated interim financial statements of Carl Zeiss Meditec AG ("the Company", "Carl Zeiss Meditec") for the period ending 30 June 2005 were prepared in compliance with the US Generally Accepted Accounting Principles ("US GAAP").

The accounting and valuation methods were applied in accordance with the last consolidated financial statements and that of the corresponding period of the previous year.

The rules of the German Accounting Standard (DRS) No. 6 for interim reporting were complied with.

These interim financial statements include all necessary accrued expenses and deferred revenue and, in the Management's opinion, present a true and fair view of the net worth, financial position and earnings of the Company. All the accruals and deferrals are in line with standard practice regarding accounting periods.

The results of the interim periods may not necessarily yield valid conclusions about the annual result.

The interim financial statements should be read in conjunction with the audited consolidated financial statements as of 30 September 2004 which are included in the 2003/2004 Annual Report of Carl Zeiss Meditec AG.

Recent pronouncements on accounting principles

In December 2004 the FASB published the revised version of its Statement SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123 (revised 2004) requires employee remuneration costs in the form of equity-based instruments such as stock options to be valued at market value on the day of issue, and the costs for the remuneration to be recognised throughout the period of employment for this employee in the income statement. SFAS 123 (revised 2004) excludes the option for recognition for shares issued to employees in accordance with ABP 25. SFAS 124 should be applied by the Company from Q4 of the current financial year 2004/2005. The application of SFAS 123 (revised 2004) does not have any effect on the Company's net worth, financial position and earnings, particularly in view of the fact that the options currently granted to employees expired in full on 30 June 2005 and the Company's Stock Options Programme has ended.

Expansion of the reporting entity

Surgical business in Japan

On 1 November 2004 the Japanese subsidiary of Carl Zeiss Meditec AG, Carl Zeiss Meditec Co., Ltd., domiciled in Tokyo, Japan, took over with immediate effect the surgical business of Carl Zeiss Co., Ltd., which is also domiciled in Tokyo, Japan. This division is engaged in the marketing of surgical microscopes. This is a transaction under common control, as all companies involved are majority-owned by Carl Zeiss AG. Goodwill does not result from this transaction. The transaction is shown in the balance sheet at its present book value. US GAAP requires that the residual amount of € 1.258m paid in excess of the respective book values of the acquired assets and liabilities be offset against equity.

The following is a summary of the assets acquired in the course of the acquisition of the surgery business.

€ '000	
Total purchase price	6,841
Book value of the acquired assets, in particular inventories	(5,583)
Amount payable exceeding book value (goodwill)	1,258
Offsetting against minority share (49%)	(615)
Offsetting against consolidated retained earnings (51%)	(643)
	0

The purchase price of € 6,841,000 was repaid in full as of 30 June 2005.

Laser Diagnostic Technologies, Inc., San Diego, USA

With effect from 2 December 2004 Carl Zeiss Meditec Inc. acquired 100% of the shares in US company Laser Diagnostic Technologies, Inc. (LDT), based in San Diego, California. The objective is to transfer all the company's activities and functions to the US subsidiary Carl Zeiss Meditec, Inc. With its primary product GDx VCC, an instrument for examining the optic nerve, LDT has set a new standard in glaucoma detection.

This acquisition is a major element of the corporate strategy in the field of glaucoma diagnosis, with the aid of it the range of products available to eye specialists in this field is to be greatly expanded. The GDx VCC gives Carl Zeiss Meditec access to a customer group in the glaucoma diagnosis market segment which has hitherto been closed to it. It is mainly intended for doctors and optometrists who do not need the full range of examination options offered, for example, by the Carl Zeiss Meditec STRATUSOCT™ system. Being specifically designed for the early recognition, diagnosis and so-called disease management of glaucoma, the GDx VCC complements the market presence of Carl Zeiss Meditec's STRATUSOCT™. The STRATUSOCT™ is a retina imaging system with a wide range of potential applications. These include not only the early detection of glaucoma, but also its use in the diagnosis of other severe eye ailments such as age-related macular degeneration (AMD), diabetic retinopathy, as well as in examinations before and after the treatment of cataracts.

Activities of the acquired company are reflected in the consolidated financial statements from 2 December 2004, the day of acquisition.

The acquisition costs amounted to US$ 26.5m (€ 19.923m on the date of acquisition). Direct incidental acquisition costs amounted to US$ 2.295m (€ 1.725m on the date of acquisition).

The allocation of the purchase price are based on preliminary estimates and as yet not completely audited balance sheet figures of LDT and are therefore subject to change until the final evaluation and examination by the Management Board of the Company of the fair value of the net assets acquired, the debts assumed and provisions.

The following table shows a breakdown of the purchase price (including direct acquisition costs) at the time of acquisition (Purchase Price Allocation/PPA) in conformance with SFAS No. 141.

	US$ '000	€ '000
Acquired current assets	10,520	7,909
Acquired property, plant and equipment	167	126
Purchase Price Allocation:		
Patents	1,921	1,444
Trademarks	3,667	2,757
Goodwill	19,665	14,784
Acquired other non-current assets	2,663	2,002
Total acquired assets and Purchase Price Allocation	38,603	29,022
Acquired current liabilities	7,751	5,827
Acquired other non-current liabilities	2,057	1,547
Total acquisition costs	28,795	21,648

Non-tax deductible, intangible assets (patents, trademarks) identified within the scope of Purchase Price Allocation are amortised over an average term of eight or fifteen years.

The acquisition resulted in non-tax deductible goodwill valued at US$ 19.665m (€ 14.784m on the acquisition date). In accordance with SFAS No. 141, scheduled amortisation was not recorded on this amount. Instead, the acquired goodwill is subject to impairment testing provisions of SFAS No. 142.

To finance the acquired assets of LDT the Company took out a loan to the value of US$ 26.0m (€ 19.546m on the acquisition date).

IOLTECH, S.A., La Rochelle, France

As of 1 February 2005, Carl Zeiss Meditec AG acquired 62.7% of the shares in French ophthalmic surgery specialist IOLTECH S.A. (IOLTECH) from its former majority shareholder Philippe Tourrette. The purchase price offered to Mr. Philipp Tourrette is based on a value of € 110m for 100% of the IOLTECH shares, equivalent to € 91.78 per IOLTECH share. This represents a premium of 15.6% on the average weighted IOLTECH share price in the three months prior to the announcement of the intended takeover on 17 December 2004. According to the Sale and Purchase Agreements dated 16 December 2004 Carl Zeiss Meditec has paid 80% of the acquisition price for the shares of Mr. Philippe Tourrette in cash and 20% by issuing new shares of Carl Zeiss Meditec AG. (cf. section "Capital increase" in Chapter 3 of the Notes to the consolidated interim financial statements).

In a second step, a public offer was submitted to the remaining IOLTECH shareholders for a period from 14 March to 5 April 2005. This bid proposed a cash payment to the same amount, i.e. € 91.80 per IOLTECH investment certificates. By 30 June 2005 Carl Zeiss Meditec was able to raise its share ownership in IOLTECH to 87.1%. Carl Zeiss Meditec still has its sights set on a complete takeover of the company.

The company, which is currently still listed on the Second Marché at the Paris Stock Exchange, specialises in the production and distribution of intra-ocular lenses (IOL) and consumables for ophthalmic surgery. In the financial year 2004/2005 (ended on 28 February 2005), the company posted sales of € 53.6m.

The merger of Carl Zeiss Meditec AG with IOLTech S.A., which has a complementary and competitive product portfolio and holds a strong position in the European market, offers considerable benefits to both parties. By extending its product portfolio to include ophthalmic surgery (predominantly cataract surgery), Carl Zeiss Meditec now covers the entire spectrum – ranging from diagnosis and treatment through to post-treatment for this disease. At the same time the combination of the existing pools of technological expertise of the two companies will enable potential to be exploited in the medium term for the development of innovative products. Both companies have an efficient sales organisation which will profit from integration in future. In this way the global presence of IOLTECH products can be selectively expanded. Seen as a whole, the takeover of IOLTECH represents an important step in the implementation of the Company's strategy. It has doubled the market segment addressed by Carl Zeiss Meditec in the field of ophthalmology. In addition, the ophthalmic market segment promises high growth rates and guarantees a direct link between sales and the number of treatments.

The business activities of IOLTECH S.A. were reflected in the consolidated financial statements starting with 1 February 2005, the date of acquisition.

Acquisition costs amounted to € 98.610m, direct incidental acquisition costs were € 1.839m.

The allocation of the purchase price for this acquisition is based on the preliminary estimates and as yet not completely audited balance sheet figures of IOLTECH and are therefore subject to change until the final evaluation and examination by the Management Board of the Company of the fair value of the net assets acquired, the debts assumed and provisions. Moreover, further purchase price payments and incidental costs may be due as a result of the acquisition of additional holdings in IOLECH.

The following table shows a provisional breakdown of the purchase price (including incidental acquisition costs) at the time of acquisition (Purchase Price Allocation/PPA) in conformance with SFAS No. 141.

€ '000	
Acquired current assets	33,569
Acquired property, plant and equipment	7,535
Acquired other intangible assets	5,261
Provisional Purchase Price Allocation:	
Intangible amortisable assets	13,854
Goodwill	64,715
Acquired other non-current assets	4,656
Total acquired assets and Purchase Price Allocation	129,590
Acquired current liabilities	16,765
Acquired other non-current liabilities	7,289
Total acquired liabilities	24,054
Minority interests	5,087
Total purchase price (acquired net assets)	100,449

Non-tax deductible, intangible assets to be identified within the scope of Purchase Price Allocation are amortised in the above table on the basis of assumptions over an average term of 12 years.

The acquisition thus resulted in a non-tax deductible goodwill valued at € 64.715m. In accordance with SFAS No. 141, scheduled amortisation was not recorded on this amount. Instead, the acquired goodwill is subject to impairment testing provisions of SFAS No. 142.

Assuming that the acquisitions in Japan, the USA and France had already been completed by 1 October 2003, the financial years 2004/2005 and 2003/2004 would have had the following pro forma values:

€ '000	Pro forma values			
	3rd quarter 2004/2005	3rd quarter 2003/2004	9 months 2004/2005	9 months 2003/2004
Revenue	79,109	78,794	245,649	245,968
Earnings before interest and taxes	8,407	7,133	26,753	26,989
Net income	4,665	4,005	13,034	12,547
Earnings per share (in €)	0.14	0.14	0.43	0.44

These pro forma quantities are given merely for the purposes of comparison and contain certain adjustments, such as additional amortisation expenditure on the acquired intangible assets and interest expenses from the loan to finance the acquisition and corresponding deferred taxes. The pro forma figures serve as a comparison and are not necessarily indicators for possible business development if the acquisition had ensued at an earlier date. Above all, it should be noted that the actual short and long-term effects of the individual acquisitions on sales revenue and profits are not included in these figures. Nor do the figures necessarily reflect future development.

2. Notes to the consolidated income statement

Details of the Stock Option Plan

Due to the expiration of the stock options programme, as of 30 June 2005 no further employee stock options exists.

Earnings/loss per share

Basic earnings/(loss) per share were calculated by dividing the consolidated net income for the year by the weighted average number of common shares issued in the relevant accounting period. Earnings/(loss) per share allowing for the dilution effect were calculated in compliance with SFAS No. 128 to reflect the effect of diluting securities.

The share options issued to employees in the past did not generate any dilution effects either in the quarter or in the comparative period.

Business relationships to related parties

Sales amounting to € 46.061m (previous year: € 44.247m) resulted from the relations with realted parties in the reporting period 2004/2005. The designation "related parties" comprises Carl Zeiss AG and its affiliated companies.

3. Notes to the consolidated balance sheet

Warranties

The Company furnishes the buyer with a warranty for sold products over the contractually agreed average period of 15 months. Provisions are formed for this purpose on the basis of the average values of guarantee claims made in the past.

The following table shows the change in guarantee provisions from 1 October 2004 to 30 June 2005:

€ '000	
As of 01.10.2004	4,642
Appropriation	2,941
Appropriation from acquisition	134
Reversal	0
Utilisation	(2,385)
Currency effects	79
As of 30.06.2005	5,411

Pensions

The Company offers defined benefit pension plans to certain employees. Such benefits are determined primarily by the employee's remuneration and length of service. Pension obligations and the expenditure necessary to cover these obligations are calculated by the prescribed projected unit credit method in conformance with SFAS No. 87. The projected unit credit method reflects economic assumptions based on long-term expectations, as well as the performance of assets legally set aside to fund future benefit payments.

Pension expenditure for the periods 1 October 2004 to 30 June 2005 and 1 October 2003 to 30 June 2004 was as follows:

€ '000	3rd quarter 2004/2005	3rd quarter 2003/2004	9 months 2004/2005	9 months 2003/2004
Wages and salaries	46	25	139	75
Interest expenses for projected benefit obligations	15	13	47	41
Amortisation of actuarial profits/losses	5	3	14	9
Pension expenditure	66	41	200	125

Capital increases

a) Capital increase against contribution in kind

The sale and purchase agreement dated 16 December 2004 for the acquisition of 62.7% of the shares in IOLTECH S.A. from former majority shareholder Philippe Tourrette prescribes that 80% of the purchase price is to be paid in cash, with the remaining 20% coming from the issue of new shares from the authorised capital of Carl Zeiss Meditec.

Accordingly, by resolution of 19 January 2005 and with the approval of the Supervisory Board, the Management Board of Carl Zeiss Meditec AG decided to partially implement the authorisation pursuant to Art. 4 (5) of the articles of association (Authorised Capital I) and to increase the Company's share capital by € 1,265,553 from € 28,416,629 to € 29,682,182 by issuing 1,265,553 new no-par-value bearer shares. The new shares are endowed with dividend rights as of 1 October 2004. The statutory subscription right of the shareholders was excluded. The 1,265,553 new no-par-value bearer shares were subscribed to by Mr Philippe Tourrette, 15 bis Pommerou, 17220 Clavette, France, for a total of € 13,794,534 or € 10.90 per share. In return Mr Tourrette contributed 150,300 shares in IOLTECH, domiciled at 10 avenue Paul Langevin, 17180 Perigny, France, recorded in the Register of Companies under No. 353 451 062, to Carl Zeiss Meditec AG. The contributed shares represent 12.54% of the share capital of IOLTECH S.A. totalling € 1,198,579. The contribution was effective as of 1 February 2005.

The shares issued for the increase in non-cash capital were valued in conformance with US accounting principles on the so-called measurement date. In accordance with EITF 99-12 this is the date of the ad hoc announcement of the acquisition of a majority holding in IOLTECH, i.e. 17 December 2004. At this point in time the market value of the shares stood at € 13.10. In accordance with this stipulation, after subtracting issuing costs of € 11,000 the share issue was valued at € 16,567,000.

The capital reserve increased accordingly by € 15.302m to € 104.735m, after issue expenses of € 11,000 had been subtracted.

The capital increase was recorded in the commercial register at the domicile of Carl Zeiss Meditec on 2 February 2005.

b) Capital increase against cash contribution

On 10 May 2005 Carl Zeiss Meditec effected a capital increase against cash contribution, taking advantage of the authorised capital. Through this capital increase, by which the order book was prematurely closed due to the heavy demand, the Company's share capital increased by € 2.842m from € 29.682m to € 32.524m. The capital reserve increased accordingly by € 37.000m to € 141.735m.

At € 14.30 the issue price of the new shares was approximately equal to the market price; it was 4.7% lower than the turnover-weighted average of XETRA prices in the last ten trading days prior to the capital increase. The shares were placed with institutional investors through accelerated bookbuilding. After issue expenses of € 794,000 (after taxes) had been subtracted from the gross proceeds of € 40.636m, the net cash inflow to the Company from the capital increase amounted to € 39.842m.

The capital increase was carried out with partial utilisation of Authorized Capital I which existed at this point in time. Since the share capital was not increased by more than 10%, shareholder subscription rights were excluded pursuant to Article 186 (3) sentence 4 AktG.

In order to increase the free float, as principal shareholder of the Company Carl Zeiss AG had accepted a dilution of its shareholding in Carl Zeiss Meditec AG and did not subscribe to any shares within the scope of this transaction. The total free float of Carl Zeiss Meditec has thus increased to approx. 35%.

The capital increase was recorded in the commercial register at Gera Local Court on 20 May 2005.

4. Segment reporting

As of the balance sheet date, segment reporting was as follows:

€ '000	3rd quarter 2004/2005	3rd quarter 2003/2004	9 months 2004/2005	9 months 2003/2004
Revenue				
Germany	32,051	28,105	90,327	82,167
USA	38,508	35,026	113,149	101,669
Japan	9,919	7,286	41,612	23,310
Rest of Europe	14,404	-	23,649	-
Eliminations	(15,818)	(15,920)	(46,578)	(36,735)
Consolidated	79,064	54,497	222,159	170,411

€ '000	3rd quarter 2004/2005	3rd quarter 2003/2004	9 months 2004/2005	9 months 2003/2004
Operating income/ loss (EBIT)				
Germany	2,308	2,006	5,478	3,478
USA	4,717	3,753	12,626	11,583
Japan	(488)	880	5,564	4,184
Rest of Europe	2,126	-	3,273	-
Eliminations	(204)	(904)	(1,855)	(377)
Consolidated	8,459	5,735	25,086	18,868

Sales revenue and operating income/loss is allocated according to the geographic region of the group company that generates the revenue or the operating income/loss.

Financial calendar and contact

Date	Financial year 2004/2005
15.12.2005	Annual Financial Statements 2004/2005
15.12.2005	Analysts' Conference Frankfurt am Main

Financial calendar

The 9 Month Report 2004/2005 of Carl Zeiss Meditec AG has been published in German and English.

Both versions and the key figures of this report are available for downloading from the following address:

www.meditec.zeiss.com/ir

Carl Zeiss Meditec AG

Jens Brajer
Director Investor Relations

Phone: +49 (0) 36 41 / 2 20-1 15
Fax: +49 (0) 36 41 / 2 20-1 17
investors@meditec.zeiss.com

Editor:
Jens Brajer

Concept and design:
PROFIL PR und Werbeagentur GmbH,
Erfurt, Germany
www.profilpr.de

Printed in Germany 08/2005.
Printed on environment-friendly paper bleached in a chlorine-free process.

Carl Zeiss Meditec AG
Goeschwitzer Str. 51-52
D-07745 Jena, Germany

Phone: +49 (0) 36 41 / 2 20-0
Fax: +49 (0) 36 41 / 2 20-112
www.meditec.zeiss.com